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                              November 21, 2022

       Jeffrey Chau
       Chief Executive Officer
       JAAG Enterprises Ltd.
       1716 13 Avenue NW
       Calgary, AB T2N 1L1
       Canada

                                                        Re: JAAG Enterprises
Ltd.
                                                            Registration
Statement on Form S-1
                                                            Filed October 25,
2022
                                                            File No. 333-267995

       Dear Jeffrey Chau:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Cayman Islands holding company with operations conducted by
                                                        your subsidiaries based
in China and that this structure involves unique risks to investors.
                                                        If true, disclose that
these contracts have not been tested in court. Provide a cross-
                                                        reference to your
detailed discussion of risks facing the company and the offering as a result of this
structure.
 Jeffrey Chau
FirstName  LastNameJeffrey Chau
JAAG Enterprises  Ltd.
Comapany 21,
November   NameJAAG
               2022    Enterprises Ltd.
November
Page  2    21, 2022 Page 2
FirstName LastName
2. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16,
         2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as
 we    or    our    when
         describing activities or functions of a subsidiary or other entity. For example, disclose, if true, that your subsidiaries and/or other entities conduct operations in China, that the other entity is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
4. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements.
         State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.
Prospectus Summary, page 5

5. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
 Jeffrey Chau
FirstName  LastNameJeffrey Chau
JAAG Enterprises  Ltd.
Comapany 21,
November   NameJAAG
               2022    Enterprises Ltd.
November
Page  3    21, 2022 Page 3
FirstName LastName
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
6. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
7. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
8. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Risk Factors, page 6

9. Please expand your risk factors to disclose that the United States Senate has passed the
         Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
         decrease the number of    non-inspection years    from three years to
two years, and thus,
         would reduce the time before your securities may be prohibited from trading or delisted.
         Update your disclosure to reflect that the Commission adopted rules to implement the
         HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely
 Jeffrey Chau
JAAG Enterprises Ltd.
November 21, 2022
Page 4
         accounting firms headquartered in mainland China or Hong Kong.
10.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
11. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
12. We note your risk factor "our business and future operations may be adversely affected by epidemics and pandemics, such as the recent COVID-19 outbreak." Please revise your risk factor disclosure so that risks you have actually encountered are not presented as purely hypothetical.
If we do not attract customers, we will not make a profit, which ultimately will result in a cessation of operations; and
We have yet to earn revenue and if we are unable to generate significant revenue from operations, our business will fail, page 9

13. We note your disclosure among these two risk factors that you currently have no customers and that you have not generated any revenue from inception to the date of this prospectus. Please revise to clarify, if true, that prior to your acquisition of JAAG
         Uniform in May 2022, you did not have any material assets, liabilities and had not commenced business operations, and that as a result of the reverse acquisition your historical financial statements represent those of JAAG Uniform, and that the combined company currently has customers and has generated revenues.

We have yet to earn revenue and if we are unable to generate significant revenue from our operations, our business will fail, page 9
FirstName LastNameJeffrey Chau
14. Your disclosure on page 16 that you generated $73,172 in revenues is inconsistent with
Comapany
       yourNameJAAG      Enterprises
            disclosure here that you Ltd.
                                     have not generated revenues and do not
have any customers.
       Please
November   21,advise or revise.
               2022 Page  4
FirstName LastName
 Jeffrey Chau
FirstName  LastNameJeffrey Chau
JAAG Enterprises  Ltd.
Comapany 21,
November   NameJAAG
               2022    Enterprises Ltd.
November
Page  5    21, 2022 Page 5
FirstName LastName
Risks Relating to Our Business
Investors in this offering will experience immediate and substantial dilution, page 11

15. Please clarify your disclosure concerning if all of the shares offered by the Company are sold, investors in this offering will own approximately 28% of the then outstanding shares of common stock. Based on the 1,000,000 common shares being offered by the
         Company, it would appear that 9%, rather than 28%, would be more appropriate based on the total issued and outstanding shares after the offering of 11.2 million shares. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
15

16. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
17. Please revise here and in the business section to include details regarding your plan of operations, including the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding. Also describe in more detail the specific steps you intend to take.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 16

18. Refer to the introductory paragraph under this heading on page 16. Please expand to clarify, if true, that prior to acquiring JAAG Uniform on May 27, 2022 you had no (or nominal) assets and liabilities and no business operations. Also disclose that for accounting purposes, the acquisition of JAAG Uniform has been treated as a reverse acquisition whereby JAAG Uniform was considered the accounting acquiror and JAAG
         Enterprises as the accounting acquiree. Disclose that under this method of accounting,
         JAAG Uniform acquired your net assets, with no goodwill or other intangible assets recognized, and that the results of operations and financial condition discussion is based on the historical results of the combined company for the period of November 4, 2021, date of inception of JAAG Uniform, through the fiscal year ended June 30, 2022.

Description of Our Business, page 18

19. We note your disclosure regarding your relationships with suppliers in your "established supply China network." Please disclose whether you have contracts with your suppliers and the material terms of such contracts. Please file any material contract as an exhibit to your registration statement.
 Jeffrey Chau
JAAG Enterprises Ltd.
November 21, 2022
Page 6


20. Your disclosure regarding your current operations is inconsistent. In that regard, we note disclosure on page 9 states that you do not have any customers. However, your disclosure here states that you are providing services and products to clients. Please revise your disclosure to differentiate between the current status of your operations and your aspirations. Identify the products and services you currently provide and the extent to which you have provided those products and services to date. To the extent you discuss products and services that are aspirational, identify them as such as explain the time and costs required to achieve these intended operations.
21. We note your disclosure that you plan to use its available warehouse space as a showroom. Please clarify that you currently do not have any warehouse space.
22. Please disclose your total number of employees and the number of full-time employees.
Plan of Distribution, page 27

23. Please disclose how investors would know if they are purchasing shares directly from the company or from selling shareholders.
Report of Independent Registered Public Accounting Firm, page 35

24. We note your auditors have rendered an unqualified audit opinion on your financial statements without providing a going concern explanatory paragraph. Given disclosures included elsewhere in the filing that appear to indicate otherwise, such as Note 3 to the financial statements, please have your auditors re-evaluate the basis of their opinion or tell us why a going concern explanatory paragraph is not considered necessary in light the circumstances that indicate otherwise. We also note specific disclosure in the Risk
         Factors that state your auditors have expressed substantial doubt about your ability to continue as a going concern. Please advise and revise your filing to provide consistent disclosures throughout the document with respect to this matter.

Notes to the Consolidated Financial Statements
Note 2. Basis of Presentation, page 41
FirstName LastNameJeffrey Chau
25. Please tell us and clearly disclose if JAAG Uniform is considered to be a wholly-owned
Comapany    NameJAAG
       foreign enterpriseEnterprises  Ltd.
                           (WFOE). Additionally,    please affirm that you do
have any ownership
       interests
November         in variable
           21, 2022   Page 6interest entities (VIEs).
FirstName LastName
 Jeffrey Chau
FirstName  LastNameJeffrey Chau
JAAG Enterprises  Ltd.
Comapany 21,
November   NameJAAG
               2022    Enterprises Ltd.
November
Page  7    21, 2022 Page 7
FirstName LastName
Note 4.F. Summary of Significant Accounting Policies
Revenue Recognition, page 42

26. Please expand to disclose the nature of your products and services provided to contracts with customers, whether revenue is recognized either at a point in time, such as upon delivery or shipment of the finished product or upon customer acceptance, or over time as the services are performed or satisfied over the contract period. Discuss whether your contracts contain single or multiple performance obligations and whether they are distinct, and how they are satisfied in recognizing revenue and allocating the transaction price. Refer to the disclosure requirements outlined in ASC 606-10-50.

Exhibits

27. Please file your subscription agreement as an exhibit to your registration statement.
General

28. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.
29. We note your risk factor on page 7 that investors may face difficulties effecting service of legal process and enforcing foreign judgments or bringing actions in China against you or your management. Please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to you conducting your business in China and your assets and officers and directors being located in China.
         Please identify your officers and directors located in China and disclose that it will be more difficult to enforce liabilities and enforce judgments on these individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.
30. We note that throughout your registration statement you provide footnotes citing hyperlinks to third-party websites to support factual assertions, statistical data or otherwise. Please be advised that where you include a hyperlink in your filing, you assume responsibility for the information on the hyperlinked website and the information accessible through the hyperlinked website as if it were part of your filing. Please refer to
         Release No. 34-42728 for further guidance regarding the use of hyperlinks in your filing.
         Please revise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Jeffrey Chau
JAAG Enterprises Ltd.
November 21, 2022
Page 8

statement.

       You may contact Jean Yu at 202-551-3305 or Beverly Singleton at 202-551-3328 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameJeffrey Chau                          Sincerely,
Comapany NameJAAG Enterprises Ltd.
                                                        Division of Corporation
Finance
November 21, 2022 Page 8                                Office of Manufacturing
FirstName LastName